EXHIBIT 3.1

Amendment to Article III, Section 3

of

Hardinge Inc. Amended and Restated By-Laws

SECTION 3. Number of Directors.

The number of directors constituting the entire Board of Directors shall be seven (7). This number may be increased or decreased from time to time by amendment of these By-Laws, provided, however, that the number may not be decreased to less than three (3). No decrease in the number of directors shall shorten the term of any incumbent director.